UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

December 21, 2017

Commission File Number: 001-38283

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InflaRx N.V.

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Winzerlaer Str. 2

07745 Jena, Germany

(+49) 3641 508180

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INCORPORATION BY REFERENCE

Exhibits 99.1 and 99.2 to this Report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number 333-221656) of InflaRx N.V. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Jena, Germany, December 21, 2017.

INFLARX N.V.

By:	/s/ Niels Riedemann
Name: Niels Riedemann Title: Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	InflaRx GmbH Unaudited Condensed Consolidated Financial Statements as of and for the Three and Nine Months Ended September 30, 2017
99.2	InflaRx GmbH Management’s Discussion and Analysis of Financial Condition and Results of Operations